Exhibit 99(a)(1)(D)

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.

IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,

KINDLY DISREGARD THIS NOTICE.

August 20, 2012

Dear Stockholder:

No action is required of you at this time. We have sent this letter to you only to announce the quarterly repurchase offer (the “Offer”) by FS Investment Corporation (the “Company”). The purpose of this Offer is to provide liquidity to holders of shares of the Company’s common stock (“Shares”), for which there is otherwise no public market. While the Company’s public offering closed to new investors in May 2012, we are offering to repurchase a limited number of our Shares at a price equal to 90% of the price per Share determined as of October 1, 2012 in the same manner that the Company determined the offering price per Share for purposes of its public offering (the “Purchase Price”). The Share price as of August 1, 2012, the date of the Company’s most recent monthly closing in connection with the Company’s issuance of Shares pursuant to its distribution reinvestment plan, was $10.80 per Share, but the Share price determined as of October 1, 2012 may be higher or lower than such amount. The Offer period will begin on or before August 27, 2012 and end at 5:00 P.M., Central Time, on September 25, 2012. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to the Company will be processed on October 1, 2012.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES PURSUANT TO THE OFFER, PLEASE DISREGARD THIS NOTICE. The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all of your Shares for repurchase at the Purchase Price, please complete the Letter of Transmittal included with this letter and return it to the Company at the address below. Please see the attached Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that the Company is only offering to repurchase up to 2,334,307 Shares.

All requests to tender Shares must be received in good order by the Company, at the address below, by 5:00 P.M., Central Time, on September 25, 2012.

For delivery by regular mail:	For delivery by registered, certified or express mail, by overnight courier or by personal delivery:

FS Investment Services c/o DST Systems, Inc. P.O. Box 219095 Kansas City, MO 64121-9095	FS Investment Services c/o DST Systems, Inc. 430 W. 7th Street Kansas City, MO 64105

If you have any questions, please call your financial advisor or call the Company at (877) 628-8575.

Sincerely,

Michael C. Forman

President and Chief Executive Officer

FS Investment Corporation